Strategic Marketing Solutions Ltd., LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	46,428
Accounts receivable		603,800
Prepaid expenses		3,645
Total Assets	$	653,873

Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	11,700
Deferred revenue		0
Total Liabilities		11,700
Member's Equity		642,173
Total Liabilities and Member's Equity	$	653,873

See accompanying notes.